FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
Of The Securities Exchange Act of 1934

For the month of June, 2002

TELESIS NORTH COMMUNICATIONS INC.
(formerly, WEST OAK RESOURCE CORP.)
(SEC File No. 0-30596)

35 The Links Rd, Suite 210
Toronto, ON M2P 1T7 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F__x__ Form 40-F__________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _x_

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: __X__ Schedule A

___ Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER	**Telesis North Communications Inc.**
ISSUER ADDRESS	35 The Links Road, Suite 210, Toronto, Ontario M2P 1T7
ISSUER WEBSITE	http://www.telesis.ca
ISSUER TELEPHONE NUMBER	(416) 229-9666
CONTACT PERSON	Adrian Stimpson
CONTACT'S POSITION	President
CONTACT TELEPHONE NUMBER	(416) 229-9666
FOR QUARTER ENDED	February 28, 2002
DATE OF REPORT	June 24, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B&C.

Adrian Stimpson	"Adrian Stimpson"	2002/ 06/ 24
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)
Elizabeth Forester	"Elizabeth Forester"	2002/ 06/ 24
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)

FOR THE Fourth Quarter ENDED February 28, 2002

SCHEDULE "A"

1. Please refer to the audited consolidated financial statements for the year ended February 28, 2002.

SCHEDULE "B"

1. Analysis of Expenses and Deferred Costs

Provided in Schedules A & C.

2. Related Party Transactions

On February 27, 2002, the Issuer completed a share cancellation arrangement entered into on October 1, 2001 with companies controlled by Elizabeth Forester, Vice-President and Director, and John D. Smith, Vice-President and Director. Under this share cancellation arrangement, each of these companies voluntarily agreed to the cancellation of 2,772,476 common shares of the Issuer, for an aggregate cancellation of 5,544,952 common shares. The shares were originally issued in connection with the reverse takeover of Telesis North Inc. that was effective February 28, 2001. The share cancellation was done to improve the capital structure of the Issuer and make it more attractive to prospective investees.

3. Summary of Securities Issued and Options Granted During the Period

(a) Securities Issued During The Third Quarter

909,091 common shares pursuant to a private placement which closed December 21, 2001;
68,182 common shares to an Agent pursuant to a private placement which closed December 21, 2001;
225,150 common shares pursuant to a private placement which closed January 15, 2002.

(b) Options Granted During The Third Quarter

Date of Grant	Optionee	Relationship to Company	No. of Options	Exercise Price
February 4, 2002	Gavin Wong	Employee	20,000	$0.29
February 12, 2002	Ted Moorhouse	VP, Officer	250,000	$0.38

4. Summary Of Securities As At The End Of The Reporting Period

(a) Share Capital

Class	Par Value	Authorized	Number Issued
Common Shares	N.P.V.	100,000,000	27,128,856

(b) Options, Warrants And Convertible Securities Outstanding

Security	Number or Amount	Exercise or Convertible Price	Expiry Date
Options			
Insiders	1,125,000	$0.38	February 28, 2006
Insiders	50,000	$0.76	July 6, 2006
Insiders	2,125,000	$0.38	October 2, 2006
Insider	50,000	$0.38	November 26, 2006
Insider	250,000	$0.38	February 12, 2007

Non-insiders	580,645	$0.38	February 28, 2006
Non-insiders	140,000	$0.76	July 6, 2006
Non-insiders	90,012	$0.38	September 1, 2006
Non-insiders	20,000	$0.38	February 4, 2007
Warrants	877,500	$1.10	April 10, 2002
Warrants	50,000	$3.00	February 28, 2003
Warrants	1,740,000	$0.50	October 2, 2003
Warrants	977,273	$0.55	December 21, 2003
Warrants	225,150	$0.55	January 15, 2004

CONVERTIBLE SECURITIES

Common Shares	None
Warrants	None
Agent's Special Warrants	None

(c) Shares In Escrow Or Subject To Pooling Agreements

	Number of Shares
Escrowed	10,504,337
Pooling Agreements	None

5. Directors And Officers Of The Company As At The Date This Report Is Signed And Filed

Name of Director
Adrian Stimpson
Elizabeth Forester
John D. Smith
Alfred Mamlet
Stephen Shaver
F. Derek Woods

Name of Officer	Office Held
F. Derek Woods	Chief Executive Officer
Adrian Stimpson	President
Taissa Romain	Secretary
Elizabeth M. Forester	Vice-president, Sales and Marketing
John D. Smith	Chief Technology Officer
Ted Moorhouse	Vice-president, Corporate Communications
Alfred Mamlet	Chairman

TELESIS NORTH COMMUNICATIONS INC.

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2002

Soberman Isenbaum & Colomby LLP

Chartered Accountants

TELESIS NORTH COMMUNICATIONS INC.

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2002

INDEX **Page**

Soberman Isenbaum & Colomby LLP
Chartered Accountants

Soberman
Isenbaum &
Colomby LLP

Chartered Accountants

TWO ST. CLAIR AVENUE EAST
TORONTO, ONTARIO
M4T 2T5

TEL (416) 964-7633
FAX (416) 964-6454
EMAIL sic@soberman.com
WEB SITE www.soberman.com

AUDITORS' REPORT

To the Shareholders of
Telesis North Communications Inc.

We have audited the consolidated balance sheets of Telesis North Communications Inc. as at February 28, 2002 and February 28, 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended February 28, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

With respect to the consolidated financial statements for the year ended February 28, 2002 and 2001, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended February 29, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at February 28, 2002, 2001 and February 29, 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended February 28, 2002 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three-year period ended February 28, 2002 and shareholders' equity as February 28, 2002 and February 28, 2001 to the extent summarized in note 19 to the consolidated financial statements.

The comparative figures are based upon financial statements which were reported on by another firm of chartered accountants.

Soberman Isenbaum & Colomby LLP

Chartered Accountants

Toronto, Canada
May 6, 2002

COMMENTS BY AUDITORS FOR THE U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1(a) to the financial statements. Our report to the shareholders dated May 6, 2002 is expressed in accordance with Canadian reporting standards which does not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

The comparative figures are based upon financial statements which were reported on by another firm of chartered accountants.

Soberman Isenbaum & Colomby LLP

Chartered Accountants

Toronto, Canada
May 6, 2002

Soberman Isenbaum & Colomby LLP
Chartered Accountants

TELESIS NORTH COMMUNICATIONS INC.
CONSOLIDATED BALANCE SHEET

At February 28		**2002**		2001
ASSETS				
Current				
Cash and cash equivalents	$	**325,119**	$	870,020
Amounts receivable *(Note 2)*		**21,848**		176,086
Investment tax credits		**347,085**		202,165
Prepaid expenses		**4,215**		1,444
		698,267		1,249,715
Capital assets *(Note 3)*		**52,497**		47,145
	$	**750,764**	$	1,296,860
LIABILITIES				
Current				
Accounts payable and accrued liabilities *(Note 5)*	$	**608,281**	$	879,123
Current portion of bank loans *(Note 6)*		**66,304**		48,000
Deferred revenue		**28,513**		29,812
		703,098		956,935
Long term bank loans *(Note 6)*		**158,167**		116,543
		861,265		1,073,478
SHAREHOLDERS' EQUITY (DEFICIENCY)				
Shares to be issued *(Note 8)*		**-**		375,000
Capital stock *(Note 9(b))*		**4,115,110**		2,057,528
Deficit		**(4,225,611)**		(2,209,146)
		(110,501)		223,382
Future operations *(Note 1(a))*				
Commitments and contingencies *(Note 16)*				
	$	**750,764**	$	1,296,860

The accompanying notes are an integral part of the consolidated financial statements

On behalf of the Board

"Elizabeth Forester" Director

"Adrian Stimpson" Director

Soberman Isenbaum & Colomby LLP
Chartered Accountants

TELESIS NORTH COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS Year ended		**February 28 2002**		February 28 2001		February 29 2000
Revenue	$	**267,268**	$	449,404	$	373,853
Expenses:						
Research and development *(Note 15)*		**638,842**		641,550		20,229
Sales and marketing		**776,064**		350,486		15,927
General and administration		**836,009**		327,841		184,602
		2,250,915		1,319,877		220,758
Earnings (loss) before the undernoted		**(1,983,647)**		(870,473)		153,095
Other Expenses:						
Amortization		**(15,114)**		(10,880)		(6,853)
Interest on long-term debt		**(17,704)**		(54,133)		(161,718)
		(32,818)		(65,013)		(168,571)
Loss before income taxes		**(2,016,465)**		(935,486)		(15,476)
Income taxes *(Note 13)*		**-**		-		-
Loss for the year	$	**(2,016,465)**	$	(935,486)	$	(15,476)
Loss per common share *(Note 11)*	$	**(0.07)**	$	(0.06)	$	(0.001)

CONSOLIDATED STATEMENTS OF DEFICIT Year ended		**February 28 2002**		February 28 2001		February 29 2000
Deficit, beginning of year	$	**(2,209,146)**	$	(1,208,460)	$	(1,115,584)
Loss for the year		**(2,016,465)**		(935,486)		(15,476)
Dividends paid *(Note 12)*		**-**		(65,200)		(77,400)
Deficit, end of year	$	**(4,225,611)**	$	(2,209,146)	$	(1,208,460)

The accompanying notes are an integral part of the consolidated financial statements

TELESIS NORTH COMMUNICATIONS INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
Year ended

	February 28 2002	February 28 2001	February 29 2000
Cash provided by (used in)			
Operations:			
Loss for the year	**$ (2,016,465)**	$ (935,486)	$ (15,476)
Items not involving cash:			
Amortization	**15,114**	10,880	6,853
Interest expense settled by conversion into common shares *(Note 7)*	-	10,149	-
Change in non-cash working capital:			
Amounts receivable	**154,238**	(72,545)	(46,144)
Investment tax credits	**(144,920)**	(34,834)	(44,280)
Prepaid expenses	**(2,771)**	1,117	-
Accounts payable and accrued liabilities	**(270,843)**	346,740	67,927
Deferred revenue	**(1,299)**	29,812	-
	(2,266,946)	(644,167)	(31,120)
Financing:			
Bank overdraft	-	(68,653)	(1,089)
Loan payable	-	(330,470)	94,931
Interest payable	-	-	-
Issue of convertible notes	-	375,000	-
Term bank loan	**91,521**	-	-
Repayment of bank term loans	**(31,594)**	(53,218)	(13,711)
Advances from related party	-	-	31,508
Shares issued on conversion of warrants	**589,750**	-	-
Shares issued from private placements	**1,195,066**	-	-
Share issue costs	**(102,234)**	-	-
Dividends paid	-	(65,200)	(77,400)
	1,742,509	(142,541)	34,239
Investments:			
Purchase of capital assets	**(20,464)**	(46,001)	(3,119)
Cash acquired on purchase of the company	-	899,561	-
Advances to Telesis eliminated on acquistion	-	803,168	-
	(20,464)	1,656,728	(3,119)
Increase (decrease) in cash and cash equivalents	**(544,901)**	870,020	-
Cash and cash equivalents, beginning of year	**870,020**	-	-
Cash and cash equivalents, end of year	**$ 325,119**	**$ 870,020**	$ -
Supplemental and cash flow information			
Cash paid for interest	**$ 21,474**	$ 60,093	$ 9,267
Cash paid for dividends	-	65,200	77,400
Cash received for interest	**16,704**	-	-

The accompanying notes are an integral part of the consolidated financial statements

Telesis North Communications Inc., formerly West Oak Resource Corporation (the "Company"), is incorporated under the laws of the province of British Columbia and its principal business activities include the development and distribution of communication software for use in multiple land-line and wireless networks.

1. Significant accounting policies:

(a) Future operations:

These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business, notwithstanding the significant operating losses for the year ended February 28, 2002 and the deficit as at February 28, 2002. The ability of the Company to continue as a going concern is dependent on the Company's ability to generate future profitable operations and receive continued support from its lenders, shareholders and raise external financing for which there can be no assurance regarding the success thereof.

(b) Cash equivalents:

All highly liquid investments with an original maturity of three months or less at the date of acquisition are classified as cash equivalents.

(c) Revenue recognition:

The Company's revenue consists of software licensing fees and related service revenues which are recognized when the product is delivered or the service has been rendered. Maintenance and support revenue paid in advance is non-refundable and is recognized on a straight-line basis over the term of the agreements, which is typically twelve months. In some cases, the product is offered for a monthly price, paid up to twelve months in advance, non-refundable, such price aggregating charges for product licensing, maintenance, and support, and is recognized on a straight-line basis over the period paid for.

(d) Capital assets:

Capital assets are stated at cost. Amortization is provided on a straight-line basis at the following annual rates:

Asset	Rate
Computer hardware	20%
Computer software	30%
Furniture and equipment	20%

(e) Investment tax credits:

The Company is entitled to Canadian federal and provincial tax credits which are earned as a percentage of eligible research and development expenditures incurred in each taxation year. Investment tax credits earned relating to research and development expenses and capital asset purchases are accounted for as a reduction of the respective expenses and the cost of such assets.

1. Significant accounting policies (continued):

(f) Research and development:

The Company incurs costs on activities that relate to research and development which are expensed as incurred unless development costs meet certain criteria for capitalization.

(g) Income taxes:

Income taxes are accounted for under the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.

(h) Incentive stock option plan:

The Company has a stock option plan, which is described in note 10. No compensation expense is recognized for the plan under generally accepted accounting principles in Canada when stock options are granted to employees. Any consideration paid by employees on exercise of stock options is credited to capital stock.

(i) Foreign currency translation:

The functional and reporting currency of the Company is Canadian dollars.

Monetary assets and liabilities denominated in foreign currencies are translated at the prevailing rates of exchange at the balance sheet date. Revenue and expenses are translated at the exchange rates prevailing on the transaction date. Realized and unrealized exchange gains and losses are included in earnings.

(j) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(k) Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for in the current year.

1. Significant accounting policies (continued):

(l) Basis of presentation - reverse takeover:

On February 28, 2001, the Company acquired all of the 219,623 issued and outstanding shares of Telesis North Inc. ("Telesis") by issuing an aggregate of 16,787,952 common shares to the shareholders of Telesis. Upon completion of this acquisition, the former shareholders of Telesis held approximately 53% of common shares of the Company. This business combination has been accounted for as a reverse takeover with Telesis being identified as the acquirer.

Application of reverse takeover accounting results in the following:

(i) The consolidated financial statements of the combined entity are issued under the name of the Company but are considered a continuation of the financial statements of Telesis.

(ii) As Telesis is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements of the Company at their historical carrying values.

(iii) Control of the net assets and operations of the Company is deemed to be acquired by Telesis. For the purpose of this transaction, the fair value of the assets acquired and liabilities assumed are as follows:

The net assets acquired are as follows:

Consideration	$	1,824,885
Fair value of net assets acquired:		
Cash	$	899,561
Accounts receivable		44,930
Deferred charges		132,184
Advances to Telesis		803,168
Accounts payable and accrued liabilities		(54,958)
	$	1,824,885

1. Significant accounting policies: (continued)

The results from operations of the Company are included in the consolidated statements from the effective date of the acquisition. As required by British Columbia Securities regulations, summary supplementary financial information regarding the results of operations and changes in financial position of the Company for the period from December 1, 2000, being the date immediately following the most recent audited balance sheet of the Company, to February 28, 2001, being immediately prior to the effective date of the acquisition of the Company by Telesis is presented below:

Statement of Operations and Deficit

Interest income	$	22,492
Expenses:		
Office		53,718
Write-off of deferred mineral property costs		194,060
		247,778
Loss for the period		225,286
Deficit, beginning of period		6,721,076
Deficit, end of period	$	6,946,362

Statement of Cash Flows

Loss for the period	$	(225,286)
Items not involving cash:		
Write-off of deferred mineral property costs		194,060
Changes in non-cash working capital items:		
Deposits in trust		153
Receivable		(26,278)
Accounts payable		(14,159)
		(43,192)
Financing:		
Share issue costs		(132,184)
Investments:		
Advances to Telesis		(373,168)
Decrease in cash during the period		(548,544)
Cash, beginning of period		1,448,105
Cash, end of period	$	899,561

2. Amounts receivable:

	2002	2001
Trade, net of allowance of $9,960 (2001-nil)	$ 21,848	$ 132,233
Interest receivable	–	32,576
Other	–	11,277
	$ 21,848	$ 176,086

3. Capital assets:

2002	Cost	Accumulated amortization	Net book value
Computer hardware	$ 190,812	$ 152,932	$ 37,880
Computer software	44,954	40,897	4,057
Furniture and equipment	21,952	11,392	10,560
	$ 257,718	$ 205,221	$ 52,497

2001	Cost	Accumulated amortization	Net book value
Computer hardware	$ 173,352	$ 142,799	$ 30,553
Computer software	44,247	39,646	4,601
Furniture and equipment	20,650	8,659	11,991
	$ 238,249	$ 191,104	$ 47,145

4. Bank overdraft:

The bank overdraft bears interest at the Company's bank's prime rate plus 2% per annum and is secured by a general security agreement covering all the assets of the Company. In addition, certain shareholders of the Company have given personal guarantees for the loan. On December 17, 2001, the Company converted its bank overdraft facility into a five-year term loan (see note 6 (b)).

5. Accounts payable and accrued liabilities:

	2002	2001
Trade	$ 194,794	$ 284,214
Accrued liabilities	63,767	144,441
Accrued salaries and payroll remittances	349,720	450,468
	$ 608,281	$ 879,123

6. Bank loans:

2002	Bank Loan (a)	Bank Loan (b)	Total
Principal amount	$ 136,000	$ 88,471	$ 224,471
Less: current portion	(48,000)	(18,304)	(66,304)
	$ 88,000	$ 70,167	$ 158,167

2001	Bank Loan (a)	Bank Loan (b)	Total
Principal amount	$ 164,543	$ –	$ 164,543
Less: current portion	(48,000)	–	(48,000)
	$ 116,543	$ –	$ 116,543

(a) The bank loan bears interest at the Prime Rate plus 3% and is payable in monthly instalments of $4,000 plus interest. The loan is secured by a chattel mortgage on the computer equipment and a general security agreement. In addition, certain shareholders of the Company have given personal guarantees for the loan.

6. Bank loans (continued):

Repayment in each of the next three years is as follows:

Year ending February 28,	
2003	$ 48,000
2004	48,000
2005	40,000
	$ 136,000

(b) The bank loan bears interest at the TD- Canada Trust Prime Rate plus 2% and is payable in monthly instalments of $1,525 plus interest. The loan is secured by a general security agreement covering all the assets of the Company. In addition, certain shareholders of the Company have given personal guarantees for the loan. The bank has the right to call the loan at anytime. Repayment in each of the next five years is as follows:

Year ending February 28,	
2003	$ 18,304
2004	18,304
2005	18,304
2006	18,304
2007	15,255
	$ 88,471

7. Advances from related party:

Certain loans plus accrued interest of $10,149 to July 31, 2000 were converted into 83,927 common shares for a deemed consideration of $250,627 *(Note 9)*

8. Shares to be issued:

	February 28, 2002	February 28, 2001
Conversion of convertible notes	$ -	$ 375,000
	$ -	$ 375,000

During the year ended February 28, 2001, the Company issued secured convertible notes totaling $375,000 at an interest rate of 10% per annum convertible into 2,912,048 of common shares of the Company. On February 28, 2001 the Noteholders exercised their rights to convert the secured convertible notes totaling $375,000 into 2,912,048 common shares. The Company issued these shares upon receipt of notice from the Noteholders effective September 1, 2001.

9. Capital stock:

(a) Authorized:

100,000,000 preference shares without par value; issuable in one or more series, each series comprising the number of shares, designations, rights, privileges, restrictions and conditions which the Board of Directors determines by resolution; ranking prior to the common shares with respect to dividends and distributions in event of liquidation, dissolution or winding up.

100,000,000 voting common shares without par value

(b) Issued and outstanding:

	Common shares	Amount
Balance, at February 29, 2000	200,000	$ 200
Shares issued prior to acquisition:		
In lieu of corporate finance services	19,623	–
Balance prior to acquisition	219,623	200
Share exchange of common shares of the Company for each common share of Telesis	(219,623)	–
Shares issued in connection with:		
Share exchange of the Company for Telesis shares (note 1)	16,787,952	–
Conversion of advances from related party (note 7)	83,927	250,627
Conversion of salaries payable to related parties	28,000	84,000
Acquisition of the Company	8,522,298	1,824,885
Share issue costs	–	(132,184)
Conversion of salaries payable to employee	10,000	30,000
Services of senior employee	114,660	–
Balance, February 28, 2001	25,546,837	$ 2,057,528
Exercise of share purchase warrants	300,000	180,000
Exercise of share purchase warrants	372,500	409,750
Conversion of convertible notes (note 8)	2,912,048	375,000
Shares issued in lieu of finder's fees	600,000	–
Shares issued from private placement	1,740,000	696,000
Shares issued from private placement	909,091	400,000
Shares issued to agent	68,182	–
Shares issued from private placement	225,150	99,066
Share issue costs	–	(102,234)
Cancellation of shares	(5,544,952)	–
Balance, February 28, 2002	27,128,856	$ 4,115,110

9. *Capital stock (continued):*

(c) Escrow shares:

Pursuant to two separate escrow agreements, as amended, the following shares are held in escrow:

(i) The aggregate of 8,978,602 common shares (2001: 15,287,952 common shares) will be released from escrow as to 764,398 shares on March 1 2002, September 1, 2002, and March 1, 2003, and 1,528,795 shares every six months thereafter until completely released by September 1, 2005. The aggregate of 1,425,000 common shares (2001: 1,500,000 common shares) will be released from escrow as to 75,000 shares every six months from March 1, 2002 for the first 12 months and then 150,000 every six months thereafter until completely released March 1, 2007.

(ii) The aggregate of 100,734 common shares (2001: 111,927 common shares) will be released from escrow as to 11,193 shares on March 1, 2002 and 22,385 shares every six months thereafter until completely released March 1, 2004.

(d) Warrants:

The Company has granted 3,869,923 warrants to purchase an aggregate of 3,869,923 common shares. The composition and exercise prices of the warrants outstanding at February 28, 2002 are as follows:

	Number of warrants	Weighted average exercise price	Expiry date
February 28, 2001	1,712,000	$ 1.04	–
Warrants granted	2,942,423	0.52	–
Warrants exercised	(672,500)	(0.88)	–
Warrants expired	(112,000)	(0.60)	–
February 28, 2002	3,869,923	$ 0.68	–
Comprised of:	877,500	$ 1.10	April 10, 2002
	50,000	3.00	February 28, 2003
	1,740,000	0.50	October 2, 2003
	909,091	0.55	December 21, 2003
	68,182	0.55	December 21, 2003
	225,150	0.55	January 15, 2004
	3,869,923	$ 0.68	–

10. Incentive stock option plan:

Pursuant to a plan authorized by the directors on February 28, 2001, as amended, options were granted to directors, officers, employees and other service providers, entitling the holders to purchase an aggregate of an additional 20% of the issued and outstanding common shares from treasury, exercisable at a price based upon the market price on the day preceding the date of grant. These options vest over a three-year period and expire on or before the fifth anniversary of the date of grant.

A summary of the changes in the Company's Incentive Stock Option Plan (the "Plan") for the years ended February 28, 2002 and February 28, 2001 is as follows:

	Year Ended February 28, 2002		Year Ended February 28, 2001	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Balance at beginning of period	2,038,979	$3.00	–	$ –
Repricing of opening balance		(2.62)	–	–
	2,038,979	0.38	–	–
Options granted	2,960,012	0.43	2,038,979	3.00
Options cancelled	(568,334)	(0.54)	–	–
Balance, end of period	**4,430,657**	**0.40**	**2,038,979**	**3.00**
Exercisable, end of period	**60,012**	**$0.38**	–	**$ –**

Exercise price	Number of options outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number of options exercisable	Weighted average exercise price
$0.29	20,000	4.93	$0.29	–	$ –
0.38	4,220,657	4.37	0.38	60,012	0.38
0.76	190,000	4.33	0.76	–	–
$.029 – 0.76	4,430,657	4.37	$0.40	60,012	$0.38

Subsequent to February 28, 2002, 188,008 vested options were exercised by an employee and by a service provider, generating $71,443 of cash proceeds for the Company.

11. Loss per common share:

Loss per common share is computed using the weighted average number of outstanding common shares of 28,467,144 (2001 – 15,316,058; 2000 – 15,287,952). The effect of the conversion of the warrants and stock options on an if-converted basis has an anti-dilutive effect. Therefore no diluted loss per common share is presented.

12. Dividends paid:

The dividends were paid to the two shareholders of Telesis prior to the reverse take over transactions described in note 1(l).

13. Income taxes:

The income tax recovery differs from the amount that would be computed by applying the applicable Canadian federal and provincial statutory income tax rates of 41.6% (2001 – 42.1%, 2000 – 20.1%) to income before the tax recovery. The reasons for the differences are as follows:

	2002	2001	2000
Income tax recovery at statutory rates	$ (838,900)	$ (393,900)	$ (3,100)
Unrecognized benefit of losses carried forward	838,900	393,900	3,100
	$ –	$ –	$ –

At February 28, 2002, the Company has the following amounts available to reduce future years' income for tax purposes:

	Federal	Ontario
Losses available on a tax-filing basis expiring in the year ending February 28:		
2004	$ –	$ 92,000
2005	–	204,000
2006	163,000	345,000
2008	395,000	458,000
2009	2,069,000	2,285,000
	$2,627,000	$3,384,000

In addition, investment tax credits in the amount of $126,000 can be utilized to reduce future taxes payable up to fiscal 2012, and unclaimed Scientific Research and Experimental Development Expenditure pool balance of $500,000 is available to reduce future years' taxable income with no expiry date.

13. Income taxes (continued):

The tax effects of the above items are presented below:

	2002	2001	2000
Future tax assets of:			
Non-capital income tax losses carried forward	$ 1,188,000	$ 316,000	$ 211,000
Investment tax credit carried forwards	126,000	24,000	23,000
Unamortized share issue costs	67,000	44,000	–
Research and Development Expenditures carried forward	208,000	164,000	–
	1,589,000	548,000	234,000
Less: valuation allowance	(1,589,000)	(548,000)	(234,000)
	$ –	$ –	$ -

The valuation allowance for future tax assets as at February 28, 2002 was $1,589,000 (2001–$548,000, 2000–$234,000). The net change in the total valuation allowance for the years ended February 28, 2002 is an increase of $1,041,000 (2001–$314,000, 2000–$234,000).

The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which the losses carried forwards are available. Based upon the prior years' losses, it cannot be reasonably estimated at this time if it is more likely than not the Company will realize the benefits of the future tax assets. Consequently, the future tax assets have been offset by a valuation allowance. The valuation allowance will be adjusted in the period that it is determined with reasonable certainty that it is more likely than not that some portion or all of the future tax assets will be realized.

14. Financial instruments and risk management:

(a) Foreign exchange:

Substantially all of the Company's sales are denominated in a foreign currency, which give rise to a risk that its receivables may be adversely impacted by fluctuations in foreign currency as measured against the Canadian dollar. The exchange risk is not hedged.

(b) Concentration of credit risk:

The Company performs ongoing credit evaluations of its customers and establishes an allowance for doubtful accounts based on credit risk applicable to a particular customer.

14. Financial instruments and risk management (continued):

At February 28, 2002, 100% (2001 – 83%, 2000 – 65%) of accounts receivable is owing from two customers (2001 – three, 2000 – one). At February 28, 2002, 62% (2001 – 65%, 2000 – 68%) of revenue was derived from four customers (2001 – four, 2000 - two).

(c) Financial instruments

The fair values of the Company's financial instruments, being cash and cash equivalents, amounts receivable, investment tax credits, bank overdraft and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments.

The fair value of the bank loan approximates its carrying amount as the rate is similar to those currently available to the Company for similar instruments.

15. Research and development expenses:

	Years ended February 28,		
	2002	2001	2000
Salaries and consultants	$ 847,143	$ 565,293	$ 60,339
Other	62,750	111,091	3,542
	909,893	676,384	63,881
Less: investment tax credits	(271,051)	(34,834)	(43,652)
	$ 638,842	$ 641,550	$ 20,229

16. Commitments and contingencies:

(a) Commitments:

The Company is committed to the following annual amounts in respect to lease of office space and computer equipment:

Year ending February 28:	
2003	$ 86,900
2004	86,900
2005	86,900
	$ 260,700

16. Commitments and contingencies (continued):

(b) Contingencies:

(i) The company is a defendant in a claim by a former employee for $100,000 arising out of an alleged breach of contract for unpaid wages and punitive damages. The company has counterclaimed against the employee for $250,000 for negligence and breach of contract. This action has been dormant since November, 1998.

(ii) The company has a claim against it for a trademark infringement. The amount and outcome of this claim cannot be reasonably determined.

17. Non-cash financing activity:

During the year ended February 28, 2001, the Company converted an aggregate $364,627 payable by issuing 121,927 common shares.

18. Segmented information:

(a) Reportable segment:

The Company has one reportable segment which is the development and distribution of communication software for use in multiple land-line and wireless networks.

(b) Geographic information:

The Company derives substantially all its revenue in North America, Europe and Asia. All of its capital assets are located in Canada and its research and development activities are conducted in Canada.

Segmented information on net sales by geographic region is as follows:

	Years ended February 28		
	2002	2001	2000
Europe	$ 94,454	$ 155,857	$246,921
Asia	109,596	165,611	-
North America	63,218	127,936	126,932
	$ 267,268	$ 449,404	$373,853

19. *Significant differences between Canadian and United States of America generally accepted accounting principles:*

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant differences between Canadian GAAP and the United States of America generally accepted accounting principles ("US GAAP") and their effect on the consolidated financial statements of the Company are described below:

(i) Consolidated statements of operations:

	2002	2001	2000
Loss for the year in accordance with Canadian GAAP	$ (2,016,465)	$ (935,486)	$ (15,476)
Compensation expense (shares granted under Stock incentive plan/and issuance of shares in lieu of services)	(16,097)	(229,320)	–
Comprehensive loss in accordance with US GAAP	$ (2,032,562)	$(1,164,806)	$ (15,476)
Loss per common share	$ (0.071)	$ (0.076)	$ (0.001)

(ii) Consolidated shareholders' equity (deficiency):

	2002	2001	2000
Shareholders' equity (deficiency) in accordance with Canadian GAAP	$ (110,501)	$ 223,382	$ (1,208,460)
Shareholders' equity (deficiency) in accordance with US GAAP	$ (110,501)	$ 223,382	$ (1,208,460)

The compensation expense adjustment to the consolidated statements of operations has no net affect on the consolidated shareholders' equity (deficiency) since the offsetting entry is to capital stock.

(iii) Other disclosures required under US GAAP:

The Company measures compensation costs related to stock options granted to employees using the intrinsic value method as prescribed by The Accounting Principles Board Opinion No. 25, "Accounting for Stock-Board Compensation", ("SFAS 123") requires the disclosure of pro forma loss and loss per share information as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS 123.

19. Significant differences between Canadian and United States of America generally accepted accounting principles (continued):

Accordingly, the fair value of the options issued was computed using the Black-Scholes option pricing model with the following assumptions:

	2002	2001
Risk-free interest rate	5.40%	5.75%
Dividend yield	–	–
Volatility factor of expected market price	139%	118%
Weighted-average expected life	5 years	5 years
Weighted average fair value of options granted during the year	$ 0.35	$ 1.60

As described in note 1(l), these financial statements are considered a continuation of the financial statements of Telesis, the legal subsidiary and no weighted fair value of options has been computed for the year ended February 28, 2000 as Telesis did not issue any stock options in 2000.

For the year ended February 28, 2002, the Company's US GAAP pro forma net loss and loss per common share is as follows:

	2002	2001
Comprehensive loss in accordance with US GAAP:		
As reported	$ 2,032,562	$1,164,806
Pro forma	2,362,052	1,173,744
Loss per common share:		
As reported	$ 0.071	$ 0.076
Pro forma	0.071	0.076

For purposes of the pro forma disclosures, the estimated fair value of the options is recognized to income over the required vesting period of the options granted.

No diluted loss per share has been presented in the pro forma disclosures as the effect of the conversion of the warrants and stock options has an anti-dilutive effect.

Telesis North Communications Inc.

35 The Links Road Suite 210, Toronto, Ontario, M2P 1T7
Telephone: (416) 229-9666 Fax: (416) 229-1396

SCHEDULE "C"

MANAGEMENT DISCUSSION FOR Three Months and Fiscal Year ENDED February 28, 2002

The Board of Directors of Telesis North Communications Inc. (the "Company", "Telesis", or "TNC") is pleased to present to the shareholders a summary of the Company's activities for fiscal year 2002 (FY2002) up to the end of the Fourth Quarter ended February 28, 2002. Any shareholders wishing to receive further details regarding any of the information reported herein, may contact the Company at the address listed on the cover page (Form 51-901 F) of this Report.

Effective September 28, 2001, Telesis announced the resignation of Mr. Frank Iadipaolo as Chief Financial Officer. Mr. Iadipaolo has resigned to pursue other interests but will continue to provide assistance as a consultant.

On October 2, 2001, the Company announced Mr. F. Derek Woods had joined the Company as Chief Executive Officer (CEO) and as a member of the Board of Directors. Mr. Woods was formerly president and CEO of Stratos Global Corporation (TSE:SGB). Stratos is an international telecom service provider offering customers operating in remote locations with a variety of wireless IP, data, and voice satellite solutions through a range of newly emerging and established technologies. Prior to that, Mr. Woods was a partner at a major Canadian law firm practicing in the areas of securities and telecommunications law. Mr. Woods is currently and has been a member of numerous public and private boards of directors including Stratos, a Canadian financial institution, and a US manufacturing company. Mr. Woods holds an MBA (honours) from the University of Chicago, a LLM from the London School of Economics, and a LLB and a BA from the University of Manitoba. Mr. Woods is a member of the Bars of New York, Massachusetts, Ontario, and Manitoba, and is a solicitor of England, Wales and Hong Kong.

During fiscal 2002, the Company successfully raised net cash proceeds of $1,682,582 from the issue of shares arising on third party exercises of share purchase warrants ($589,750) and from three private placements ($1,092,832).

On December 17, 2001, the Company established a five-year term loan facility in the amount of $91,521 which bears interest at the Company's bank prime rate plus 2% and is secured by a general security agreement covering all the assets of the Company. In addition, certain shareholders of the Company have provided personal guarantees for this loan.

On February 27, 2002, in order to improve the capital structure of the Company and make it more attractive to investors, the Company completed a share cancellation arrangement with companies controlled by John D. Smith (Chief Technology Officer, Director, and co-founder of Telesis North Inc.) and Elizabeth M. Forester (Vice President Sales & Marketing, Director, and co-founder of Telesis North Inc.). This resulted in the voluntary cancellation of 5,544,952 escrow shares originally issued in connection with the reverse takeover of Telesis North Inc. that was completed on February 28, 2001.

Subsequent to February 28, 2002, TNC announced that personnel had been recruited and a sales office opened in the United Kingdom to better facilitate sales and distribution opportunities in the European market. Further, the Company announced several initiatives, including a suite of products under the name "OVERDRIVE"; new business with Singapore Telecom and Fuji Trading; the establishment of a strategic alliance with Abridean (Canada); and a distribution agreement with Datatronics (Spain). The establishment of such long-term relationships, globally, is expected to significantly expand the distribution channels for TNC's products and yield more stable future revenue streams. This is key to TNC's objective of increasing brand awareness and market share on a basis that enhances profitability and shareholder value

Description of the Business

Founded in 1989, Telesis North Communications Inc. (TSX: TNC, OTCBB: TNCVF) develops and markets connectivity software that significantly improves the speed and reliability of data transfer over wireless and landline networks. The Company's flagship product, Mobile Mail Accelerator ™, allows Microsoft Outlook/Exchange users to connect to their corporate messaging system via cellular, packet-radio, satellite, PSTN dial-up, and leased lines. The Company also offers Mobile Mail SDK™, a software development kit for developers who want to make their existing applications wireless and Intersite Accelerator™, a high-speed connector for the transfer of mail and the directory information between Exchange servers. Telesis is headquartered in Toronto, Canada. The Telesis website can be found at www.telesis.ca.

Overview

The following discussion of TNC's operating results explains material changes in the Company's consolidated results of operations for the three months and fiscal year ended February 28, 2002, compared to the same periods in the prior year. The discussion should be read in conjunction with the consolidated financial statements for the year ended February 28, 2002. This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and TNC's actual results could differ materially from those anticipated in the forward-looking statements. TNC disclaims any obligation to update information contained in any forward-looking statements. TNC's consolidated financial statements attached to this report, have been prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). As such, this discussion of TNC's financial condition and results of operations is based on the results prepared in accordance with Canadian GAAP. The significant differences between Canadian GAAP and U.S. GAAP as applicable to TNC's financial statements are summarized in Note 19 to the Company's audited consolidated financial statements for the year ended February 28, 2002.

On August 18, 2000, West Oak Resource Corporation ("West Oak") entered into a share exchange agreement (the "Share Exchange Agreement") pursuant to which West Oak agreed to acquire all of the issued shares and convertible notes of Telesis North Inc. ("TNC") (the "TNC Acquisition"). On February 28, 2001, West Oak completed the purchase and changed its name to Telesis North Communications Inc. For purposes of financial reporting, the TNC Acquisition has been reported in accordance with reverse takeover accounting method which results in the following:

(a) The consolidated financial statements of the combined entities are issued under TNC's name but are considered a continuation of the financial statements of TNC's legal subsidiary, Telesis North Inc.;

(b) As TNC is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in financial statements at their historical carrying values; and

(c) Control of West Oak's assets and liabilities is deemed to have been acquired by TNC. The fair value of the cost of the purchase at February 28, 2001 is $1,824,885 and is equal to the net book value of the assets acquired from West Oak as outlined in Note 1 of TNC's consolidated financial statements for the year ended February 28, 2002.

Operating results.

Quarter ended February 28, 2002 compared to Quarter ended February 28, 2001

TNC reported a loss of $600,574 for the fourth quarter ended February 28, 2002 compared to a loss of $481,031 for the same period in the preceding year.

Revenue for the three months ended February 28, 2002 was $39,739, a decrease of 75% from $157,316 for the same period in preceding year. The quarter over quarter decrease in sales was largely the result of weakened market conditions, particularly in North America, which negatively impacted the Company and other technology providers through delays and reductions in technology spending by end customers.

TNC's operating expenses, excluding amortization of capital assets and interest on long-term debt, were $632,477 for the three months ended February 28, 2002 compared to $620,338 for the three months ended February 28, 2001, an increase of $12,139. The quarter over quarter increase includes:

- A reduction in net research and development expenses of $93,278 from $301,522 for the three months ended February 28, 2001 to $208,244 for the three months ended February 28, 2002. Major decreases in various expense categories during the fourth quarter of fiscal 2002 occurred in net salaries, benefits and fees to full-time and contract professional staff (approximately $72,700) and recruitment fees (approximately $24,000), offset by net increases of approximately $3,400 in connection with travel related to customer installation and training, education and computer leasing expenses.

- A reduction in sales and marketing expenses of $31,086 from $216,352 for the quarter ended February 28, 2001 to $185,266 for the quarter ended February 28, 2002. Major decreases in various expense categories during the fourth quarter of fiscal 2002 arose in salaries and benefits (approximately $14,400), recruitment expenses (approximately $11,700), and travel and promotional expenses associated with trade show attendance and corporate branding activity (approximately $47,100), offset by an augmentation to the Company's investor relations program of approximately $42,100.

- An increase in general and administration expenses of $136,503 from $102,464 for the three months ended February 28, 2001 to $238,967 for the three months ended February 28, 2002. This change includes increased accruals for professional fees incurred in connection with auditing and legal services (approximately $26,000), interest and penalties on late employee withholdings remittances (approximately $32,800), salaries and benefit amounts for administrative personnel (approximately $49,200), additional provincial employee health-care expenses ($17,000), telecommunications and internet access expenses (approximately $10,700), office expenses and rental of premises (approximately $2,100), insurance expenses (approximately $9,400), fees and other sustaining expenses paid in connection with the TNC's listing as a public company on the TSX and OTCBB (approximately $4,500) and net increases in other expense categories (approximately $19,200), offset by reductions in interest expenses on short-term borrowings of approximately $2,800, recruitment expenses of $21,000 and third party licensing fees of $10,600.

Amortization expenses for the quarter ended February 28, 2002 declined slightly to $4,135 compared to $4,411 for the quarter ended February 28, 2001.

Interest on long-term debt declined $9,897 to $3,701 for the three months ended February 28, 2002 compared to $13,598 for the three months ended February 28, 2001. This quarter over quarter fluctuation was due primarily to the booking of catch-up adjustments to interest on long-term debt in the fourth quarter of the Company's fiscal 2001 year.

Year Ended February 28, 2002 compared to the Year Ended February 28, 2001

TNC reported a loss of $2,016,465 for the year ended February 28, 2002 compared to a loss of $935,496 for the same period in the preceding year. The Company's transition from a predominantly product development enterprise commenced in the second half of the fiscal year ended February 28, 2001. The net loss for the year ended February 28, 2002 had been anticipated by management as a result of investing in new software product development, organizational infrastructure and developing new markets for product distribution.

TNC's revenues declined approximately 41% to $267,268 for the year ended February 28, 2002 from $449,404 for the same period in the prior year. The year over year decline in revenue began during the third quarter, a decline that management attributes primarily to the global slow-down in IT expenditures at that time, general economic decline during the year, and the notable negative economic effects of the terrorist attacks in September, 2001.

At February 28, 2002, TNC's revenues have been derived in North America, Europe and Asia primarily from software licensing and support fees from third party product reseller agreements and on a direct basis to corporate clients. The following tables provide a comparative breakdown of revenues by distribution channel and territory as at February 28, 2002 and February 28, 2001:

Revenues by Distribution Channel

	February 28, 2002			February 28, 2001		
Third Party Resale Agreements	$	198,490	74%	$	282,579	63%
Corporate		65,778	25%		160,825	36%
Government		3,000	1%		6,000	1%
Revenue	$	267,268	100%	$	449,404	100%

Revenues by Territory

		February 28, 2002			February 28, 2001	
Europe	$	94,454	35%	$	155,857	35%
Asia		109,596	41%		165,611	37%
North America		63,218	24%		127,936	28%
Revenue	$	267,268	100%	$	449,404	100%

TNC's operating expenses, excluding amortization of capital assets and interest on long-term debt, increased $931,038 from $1,319,877 for the year ended February 28, 2001 to $2,250,915 for the year ended February 28, 2002. The increase includes:

- A decline in net research and development expenses to develop new software products of $2,708 from $641,550 for the year ended February 28, 2001 to $638,842 for the year ended February 28, 2002. Major increases in various expense categories for the fiscal year ended 2002 occurred in salaries, benefits and fees to full-time and contract professional staff (approximately $281,800), computer leasing expenses (approximately $35,400) and travel related to customer installation and training (approximately $9,000), offset by reductions in recruitment fees of approximately $92,700. In addition, research and development expenses for the year ended February 28, 2002 were reduced by approximately $271,000 with respect to cash refundable government tax credits on qualified research and development activity. By comparison, research and development expenses for the year ended February 28, 2001 were reduced by approximately $34,800 with respect to cash refundable government tax credits on qualified research and development activity.

- An increase in sales and marketing expenses to develop new distribution channels for TNC's products of $425,578 from $350,486 for the year ended February 28, 2001 to $776,064 for the year ended February 28, 2002. Major increases in various expense categories for the fiscal year ended 2002 arose in salaries and benefits (approximately $249,900), travel and promotional expenses associated with trade show attendance and corporate branding activity (approximately $34,000) and an augmentation to the Company's investor relations program (approximately $153,300), offset by a reduction in recruitment fees of approximately $11,600.

- An increase in general and administration expenses of $508,168 from $327,841 for year ended February 28, 2001 to $836,009 for the year ended February 28, 2002. This change includes increased professional fees incurred in connection with completion of the TNC Acquisition, preparation and filing of the Company's Form 20F/Annual Information Form and other services (approximately $90,900), interest and penalties on late employee withholdings remittances (approximately $26,600), fees paid in connection with consulting services (approximately $61,600), salaries and related expenses chiefly as a result of adding two senior officers (approximately $198,500), additional provincial employee health-care expenses ($17,000), telecommunications and internet access expenses (approximately $47,700), office rental and occupancy expenses (approximately $15,900), insurance expenses (approximately $37,700), provision for bad debts (approximately $10,000), fees and other sustaining expenses paid in connection with the TNC's listing as a public company on the TSX and OTCBB (approximately $19,100) and net increases in other expense categories (approximately $17,600), offset by reductions in interest expenses on short-term borrowings of approximately $2,800, recruitment expenses of $21,000 and third party licensing fees of $10,600.

Amortization expenses for the year ended February 28, 2002 increased by $4,234 to $15,114 compared to $10,880 for year ended February 28, 2001. This increase resulted primarily from TNC's capital acquisitions during the period which amounted to approximately $20,500.

Interest on long-term debt declined $36,429 to $17,704 for the year ended February 28, 2002 from $54,133 for the year ended February 28, 2001. This was due primarily to the repayment of a high interest rate (3.5% per month) demand loan in April of 2000 utilizing the proceeds of a convertible debenture in the principal amount of $375,000. This convertible debenture, bearing interest at the rate of 10% per annum, was subsequently purchased by the Company in exchange for Common Shares.

Liquidity and capital resources.

Year ended February 28, 2002 compared to Fiscal Year Ended February 28, 2001

TNC reported a negative working capital of $4,831 at February 28, 2002 compared with a positive working capital of $292,780 at February 28, 2001 representing a decrease of $297,611. As of February 28, 2002, TNC had cash and cash equivalents of $325,119 compared with cash and cash equivalents at February 28, 2001 of $870,020, representing a decrease in cash of $544,901. Current assets, excluding cash, at February 28, 2002 decreased by $6,547 compared to February 28, 2001 which is attributable to decreases in amounts receivable of $154,238, offset by increases in investment tax credits of $144,920 and prepaid expenses of $2,771. Current liabilities at February 28, 2002 declined $253,837 compared to February 28, 2001 primarily due to reductions in accounts payable and accrued liabilities of $270,842 and reductions in deferred revenue of 1,299 offset by an increase in the current portion of bank loans of $18,304.

The Company utilized $2,001,351 of cash from its operating activities before net changes in non-cash working capital balances at February 28, 2002. By comparison, TNC utilized $914,457 in cash from its operating activities before net changes in non-cash working capital balances at February 28, 2001.

Net changes in non-cash working capital balances utilized $265,595 of cash at February 28, 2002, increasing cash utilized in operating activities to $2,266,946. By comparison, net changes in non-cash working capital balances generated $270,290 of cash at February 28, 2001, decreasing cash utilized in operating activities to $644,167.

At February 28, 2002, the Company generated $1,742,509 of cash through financing activities by establishing a five year term loan in the amount of $91,521, issuing shares from the conversion of warrants of $589,750 and private placements of $1,195,066, offset by share issue costs of $102,234 and reductions in bank borrowings of $31,594. By comparison at February 28, 2001, TNC utilized $142,541 of net cash in financing, net of repayments of notes, repayment of a bank term loan and payment of dividends to the two shareholders of Telesis prior to the reverse take over transactions described in note

1(l) of the Company's financial statements.

At February 28, 2002, TNC invested approximately $20,500 to acquire capital assets. By comparison, at February 28, 2001, TNC invested approximately $46,000 to acquire capital assets.

At February 28, 2002, TNC did not have sufficient cash flow from operations to satisfy its operational requirements and other cash commitments. The Company has introduced expense reductions and anticipates receiving further funding through term debt and/or the sale of its securities by private placement and the exercise of outstanding warrants and options. There can be no assurance that such funding sources will be secured or that the necessary regulatory approval or closing of a private placement will occur, or that such funding will be sufficient to eliminate the Company's reliance on additional sources and quantities of funding.

Telesis

Press Release

TELESIS AND DATATRONICS TEAM UP TO DELIVER WORLD-CLASS DATA ACCELERATION PRODUCTS TO SPANISH MARKET

Focus on European Wireless Market Complemented With Representation by Local VAR

TORONTO, ONTARIO, CANADA – June 11, 2002 – Telesis (TSX Venture: TNC; OTCBB: TNCVF), a developer and marketer of data acceleration software, today announced the signing of a new distributor, Datatronics S.A., a leading Spanish integrator, developer, and consultancy to the wireless and enterprise markets.

Datatronics, founded in 1996 and based in Madrid with a regional affiliate in Switzerland, specializes in working with mobile operators to create, integrate, and support complete systems for mobile messaging, fleet management/GIS systems, and wireless Internet access (www.datatronics.es).

Datatronics will offer all Telesis products, including the recently-announced OVERDRIVE Web Accelerator™, that help mobile operators improve the performance of their existing infrastructure, providing faster network access for individual and corporate customers.

"We are impressed with Datatronics' track record in the mobile data market. Their established relationships with mobile operators in the region, combined with their superb support facilities, will greatly increase the effectiveness of our sales initiatives already underway from our UK office," stated Derek Woods, CEO of Telesis.

"With the recent launch of GPRS services in Europe, the alliance between Telesis and Datatronics is most timely," said Datatronics General Manager Manuel Garcia Madrid. "Together, we will be offering a solution that meets the time-sensitive needs of our customers across Spain. Datatronics and Telesis have all of the key elements for success – an offering of the right technology, at the right time, with local sales and support representation, and our combined 19 years of expertise in the data market."

About Telesis

Founded in 1989, Telesis North Communications Inc. ("Telesis") (TSX Venture: TNC; OTCBB: TNCVF) develops and markets data acceleration software for wireless and landline networks. The Company's core product, OVERDRIVE™, allows ISPs and wireless carriers to accelerate the effective performance of their networks by up to 10 times, resulting in cost savings and greater customer satisfaction. For accessing email, the web, or any corporate application, Telesis "makes data move faster." Telesis is headquartered in Toronto, Canada with a regional office in the UK. The Telesis web site can be found at www.telesis.ca.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ted Moorhouse
Vice President, Corporate Communications

Tel.	1.866.578.8935 or +1.604.639.3180	E-mail:	investor@telesis.ca
Fax.	+1.604.688.1320	Web Site:	www.telesis.ca/s/Investors.asp

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESIS NORTH COMMUNICATIONS INC.

Date July 6, 2002

By: ____________________
Adrian Stimpson
President